February 6, 2020

Brian C. White
Chief Financial Officer
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, CA 95134

       Re: Maxim Integrated Products, Inc.
           Form 10-K for the Fiscal Year Ended June 29, 2019
           Form 10-Q for the Period Ended December 28, 2019
           File No. 001-34192

Dear Mr. White:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2019

Notes to Consolidated Financial Statements
Note 15: Income Taxes, page 67

1. We note the reversal of $221.5 million of your tax reserves primarily due to the settlement of an audit of your fiscal year 2009 through 2011 federal corporate income tax returns.
      We also note your disclosure in prior filings that in May 2018, a preliminary understanding was reached with the IRS regarding the contested issues for the audit and post-audit years. Please tell us and disclose in more detail the reason for the significant change in amounts from the preliminary understanding to the final settlement.
 Brian C. White
Maxim Integrated Products, Inc.
February 6, 2020
Page 2
Form 10-Q for the Period Ended December 28, 2019

Notes to Condensed Consolidated Financial Statements
Note 8: Segment Information, page 18

2. We note your disaggregated revenue disclosure of revenue by geographic region in Note
         8. Please tell us your consideration for disclosing further disaggregation of revenue for your major end-markets noted on page 24. We note your discussion of changes in net revenues for these markets in your results of operations in your MD&A disclosures as well as related discussions on your earnings calls and slide decks. Please refer to ASC
         606-10-55-90 and 91.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melisa Gilmore at (202) 551-3777 or Melissa Raminpour at (202) 551-
3379 if you have any questions.



FirstName LastNameBrian C. White                              Sincerely,
Comapany NameMaxim Integrated Products, Inc.
                                                              Division of
Corporation Finance
February 6, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName